NEWALTA

Better ways to manage waste

06019538

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 22 2006
WASH. D.C. 210

December 13, 2006

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

SUPPL

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated December 7, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

PROCESSED
JAN 05 2007
THOMSON FINANCIAL

Took Whiteley
Vice President and General Counsel

TBW/vz
Encl.

NEWALTA CORPORATION
1200, 333 – 11 Avenue S.W.
Calgary, AB T2R 1L9
TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

File No. 82-34834

NEWALTA

News Release
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Expands Market Coverage in Atlantic Canada, Completes 2006 Acquisitions and Combines Operating Divisions

CALGARY, Alberta, Canada December 7, 2006 – Newalta Income Fund ("Newalta") today announced it has acquired the operating assets of Dartmouth, Nova Scotia-based Matrix Environmental Inc. ("Matrix") to expand its market coverage and broaden its service offerings.

Matrix provides oil recovery, industrial waste management and other environmental services to offshore oil and gas producers and refiners as well as to industrial and municipal waste generators. Matrix operates a fleet of 13 centrifuges that extends Newalta's existing centrifuge operations and possesses an innovative robotic tank cleaning process that can be applied throughout Newalta's national network. Matrix employs 50 people and operates from a network of facilities in Fredericton, New Brunswick and Dartmouth, Nova Scotia.

Summary of Recent Acquisitions

Over the past four months, Newalta has completed five acquisitions for a total combined purchase price of approximately $59 million excluding transaction costs. These operations employ a total of 314 people based at 16 facilities and provide a solid platform for continued market expansion in Quebec and Atlantic Canada. The total revenue and EBITDA generated by the acquired operations on a trailing twelve month basis were approximately $56 million and $13 million, respectively.

New Reporting Divisions

In western Canada, Newalta has combined the Western Industrial division with its Oilfield division in order to provide improved customer access, enhanced productivity and consistency of operations. Going forward the Company's operations will be organized into two divisions by geographic region – the Western division and the Eastern division.

"We have made excellent progress in executing our national growth strategy this year with operations now established in Ontario, Quebec, and Atlantic Canada and have successfully completed our 2006 acquisition program in these markets. These transactions have dramatically changed Newalta's size and scope and they provide opportunities to add considerable tangible value in the future. Our immediate focus in Quebec and Atlantic Canada is to integrate the talented people and facilities we have acquired. In Ontario, we are adding new capabilities and increasing market coverage through the completion of internal growth projects. In western Canada, we will be improving returns by integrating two former divisions," said Al Cadotte, President and Chief Executive Officer of Newalta.

Newalta Income Fund is one of Canada's leading industrial waste management and environmental services companies and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally

sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

This news release may contain forward-looking statements relating to the integration and expected operating results of the recently acquired businesses. These statements are based on current views and expectations that are subject to risks, uncertainties and assumptions that are difficult to predict, including risks, uncertainties and assumptions relating to Newalta's ability to successfully integrate the acquisition and the expected operating results. Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise.

EBITDA is a financial measure that does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to EBITDA calculated by other funds or entities. EBITDA provides an indication of the results generated by the business prior to how activities are financed, assets are amortized, or how the results are taxed in various jurisdictions. The manner by which EBITDA is calculated herein is consistent with the manner by which EBITDA is calculated in other public disclosures made by Newalta.

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For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
(403) 806-7019

Ronald Sifton
Senior Vice President, Finance and Chief Financial Officer
(403) 806-7020